Exhibit 12

COOPER INDUSTRIES PLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Interest Expense	$31,450	$35,420	$69,150	$51,450	$64,200	$70,400	$51,000

Estimated Interest Portion of Rent Expense	7,300	6,985	14,000	14,800	14,284	14,058	12,132

Fixed Charges	$38,750	$42,405	$83,150	$66,250	$78,484	$84,458	$63,132

Income From Continuing Operations Before Income Taxes	$426,900	$380,700	$757,200	$530,100	$482,700	$807,200	$826,200

Add: Fixed Charges	38,750	42,405	83,150	66,250	78,484	84,458	63,132
Distributed income of Equity Investees	6,925	12,350	48,366	—	—	—	—

Less: Equity in (Income)/Losses of Equity Investees	(32,375)	(28,935)	(66,780)	(22,768)	—	7,765	(265)

Earnings Before Fixed Charges	$440,200	$406,520	$821,936	$573,582	$561,184	$899,423	$889,067

Ratio of Earnings to Fixed Charges	11.4x	9.6x	9.9x	8.7x	7.2x	10.6x	14.1x